FMC Corporation	FMC Corporation
1735 Market Street
Philadelphia, PA 19103

215.299.6000

www.fmc.com

May 31, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Attn: John Cash, Accounting Branch Chief

Re:    FMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
File No. 001-02376____________________________________________

Dear Mr. Cash:

We are in receipt of your letter dated May 23, 2011 that supplies comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filings. Due to key personnel being out of the office due to the long Memorial Day weekend as well as planned vacations, we will be unable to supply our responses back to you within ten business days. We plan to provide our responses to you by June 17, 2011.

Please do not hesitate to contact me at 215-299-6438 if you should have any questions or comments.

Very truly yours,

/s/ W. Kim Foster

W. Kim Foster
Executive Vice President and Chief Financial Officer

Cc: Graham Wood    FMC Corporation, Vice President and Controller
Andrea Utecht    FMC Corporation, Executive Vice President and General Counsel
Peter Minan    KPMG LLP, Partner
Robert Friedel    Pepper Hamilton LLP, Partner